Mail Stop 3720

March 23, 2006

Carlos Henrique Moreira
Chief Executive Officer
Embratel Participacoes S.A.
Empresa Brasileira de Telecomunicacoes S.A. - Embratel
Rua Regente Feijo, 166, Sala 1687-B
Rio de Janeiro, RJ – Brazil 20060-060

      Re: **Embratel Participacoes S.A.**
              Form 20-F for Fiscal Year Ended December 31, 2004
              Filed June 30, 2005
              File No. 1-14499

              Empresa Brasileira de Telecomunicacoes S.A. – Embratel
              Form 20-F for Fiscal Year Ended December 31, 2004
              Filed June 30, 2005
              File No. 333-16323-01

Dear Mr. Moreira:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Larry Spirgel
                                 Assistant Director